UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiaonan Wu
Name:	Xiaonan Wu
Title:	Joint Company Secretary

Date: April 25, 2019

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement
99.2	Press release entitled “CNOOC Limited Announces Key Operational Statistics for Q1 2019”

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2019 (ended 31 March 2019). The comparative statistics for the first quarter of 2018 (ended 31 March 2018) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the first quarter of 2019 (ended 31 March 2019). The comparative statistics for the first quarter of 2018 (ended 31 March 2018) are also disclosed in this announcement.

The Company achieved a total net production of 120.1 million barrels of oil equivalent (“BOE”) for the first quarter of 2019, remaining stable compared to the same period last year. Production from offshore China increased 2.3% year over year (“YoY”) to 79.3 million BOE, mainly attributable to commencement of production of new projects. Overseas production decreased 4.2% YoY to 40.8 million BOE, mainly due to completion of historical investment recovery of Missan project in Iraq and expiration of contract of SES block in Indonesia.

For the first quarter of 2019, the Company made four new discoveries and drilled ten successful appraisal wells. In Bohai, the new discovery Luda 25-1 is expected to be a mid-sized oil-bearing structure. In Guyana, two new discoveries, namely Tilapia and Haimara, were made in the Stabroek block, which represent the eleventh and twelfth oil discoveries achieved in the block.

For the new projects planned to commence production this year, Egina oilfield in Nigeria and Huizhou 32-5 oilfield comprehensive adjustment/Huizhou 33-1 oilfield joint development project in offshore China have commenced production successfully, other projects progressed smoothly.

The unaudited oil and gas sales revenue of the Company reached approximately RMB 42.05 billion for the first quarter of 2019, down 1.1% YoY. During the period, the Company’s average realized oil price decreased 4.3% YoY to US$60.78 per barrel, which is in line with the international oil prices. The Company’s average realized gas price was US$6.88 per thousand cubic feet, increasing by 6.3% YoY, primarily driven by the increased production proportion from gas fields of higher realized gas price.

For the first quarter of 2019, the Company's capital expenditure reached approximately RMB 14.08 billion, up 45.8% YoY as a result of increased workload.

First Quarter and Year-to-Date Net Production Summary (Unaudited)

	2019						2018
	Q1			YTD			Q1			YTD
	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total	Crude & Liquids	Natural Gas	Total
	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)	(mmbbls)	(bcf)	(mm BOE)
China
Bohai	38.7	15.0	41.2	38.7	15.0	41.2	38.8	15.0	41.3	38.8	15.0	41.3
Western South China Sea	9.5	26.3	14.0	9.5	26.3	14.0	9.5	24.6	13.6	9.5	24.6	13.6
Eastern South China Sea	16.9	34.6	22.7	16.9	34.6	22.7	16.7	26.8	21.2	16.7	26.8	21.2
East China Sea	0.4	4.6	1.2	0.4	4.6	1.2	0.4	5.3	1.3	0.4	5.3	1.3
Subtotal*	65.5	80.6	79.3	65.5	80.6	79.3	65.5	71.9	77.5	65.5	71.9	77.5
Overseas
Asia (excluding China)	2.9	13.5	5.2	2.9	13.5	5.2	6.2	14.1	8.8	6.2	14.1	8.8
Oceania	0.1	3.9	0.9	0.1	3.9	0.9	0.3	6.8	1.6	0.3	6.8	1.6
Africa	8.9	-	8.9	8.9	-	8.9	5.9	-	5.9	5.9	-	5.9
North America (excluding Canada)	5.2	11.9	7.2	5.2	11.9	7.2	4.5	11.9	6.4	4.5	11.9	6.4
Canada	6.2	1.3	6.4	6.2	1.3	6.4	5.8	3.5	6.3	5.8	3.5	6.3
South America	2.9	13.9	5.3	2.9	13.9	5.3	2.6	15.2	5.2	2.6	15.2	5.2
Europe	6.6	1.3	6.9	6.6	1.3	6.9	7.9	2.3	8.3	7.9	2.3	8.3
Subtotal	32.8	45.9	40.8	32.8	45.9	40.8	33.1	53.8	42.6	33.1	53.8	42.6
Total**	98.3	126.5	120.1	98.3	126.5	120.1	98.6	125.7	120.1	98.6	125.7	120.1

*Including other production from onshore China, which is approximately 0.3 mmboe in Q1 2019 and approximately 0.04 mmboe in Q1 2018.

** Including our interest in equity method investees, which is approximately 5.1 mmboe in Q1 2019 and approximately 5.2 mmboe in Q1 2018.

First Quarter and Year-to-Date Revenue and Capital Expenditure (Unaudited)*

	RMB (millions)				US$ (millions)
	2019		2018		2019		2018
	Q1	YTD	Q1	YTD	Q1	YTD	Q1	YTD
Sales Revenue
Crude and liquids	36,787	36,787	38,001	38,001	5,466	5,466	5,977	5,977
Natural gas	5,262	5,262	4,535	4,535	782	782	713	713
Marketing revenue, net	682	682	341	341	101	101	54	54
Others	1,468	1,468	1,798	1,798	218	218	283	283

Total	44,199	44,199	44,675	44,675	6,567	6,567	7,027	7,027

Capital Expenditures
Exploration	3,284	3,284	1,901	1,901	488	488	299	299
Development	8,036	8,036	5,963	5,963	1,194	1,194	938	938
Production	2,571	2,571	1,775	1,775	382	382	279	279
Others	185	185	16	16	27	27	3	3

Total	14,076	14,076	9,655	9,655	2,091	2,091	1,519	1,519

* Capitalized interests were not included. Capitalized interests for Q1 2019 and Q1 2018 were RMB784 million and RMB578 million, respectively.

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.7303 has been used for the first quarter of 2019, and an exchange rate of US$1 = RMB6.3582 has been used for the first quarter of 2018, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 25 April 2019

As at the date of this announcement, the Board comprises:

Executive Directors Yuan Guangyu Xu Keqiang Non-executive Directors Yang Hua (Chairman) Wang Dongjin (Vice Chairman)	Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Kevin G. Lynch

Exhibit 99.2

CNOOC LIMITED

Press Release - For Immediate Release

CNOOC Limited Announces Key Operational Statistics for Q1 2019

(Hong Kong, April 25, 2019) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced its key operational statistics for the first quarter of 2019.

The Company achieved a total net production of 120.1 million barrels of oil equivalent (“BOE”) for the first quarter of 2019, remaining stable compared to the same period last year. Production from offshore China increased 2.3% year over year (“YoY”) to 79.3 million BOE, mainly attributable to commencement of production of new projects. Overseas production decreased 4.2% YoY to 40.8 million BOE, mainly due to completion of historical investment recovery of Missan project in Iraq and expiration of contract of SES block in Indonesia.

During the period, the Company made four new discoveries and drilled ten successful appraisal wells. In Bohai, the new discovery Luda 25-1 is expected to be a mid-sized oil-bearing structure. In Guyana, two new discoveries, namely Tilapia and Haimara, were made in the Stabroek block, which represent the eleventh and twelfth oil discoveries achieved in the block. In addition, on April 18, the operator, ExxonMobil has announced Yellowtail as the thirteenth discovery in the block.

For the new projects planned to commence production this year, Egina oilfield in Nigeria and Huizhou 32-5 oilfield comprehensive adjustment/Huizhou 33-1 oilfield joint development project in offshore China have commenced production successfully, other projects progressed smoothly.

The unaudited oil and gas sales revenue of the Company reached approximately RMB 42.05 billion for the first quarter of 2019, down 1.1% YoY. During the period, the

Company’s average realized oil price decreased 4.3% YoY to US$60.78 per barrel, which is in line with the international oil prices. The Company’s average realized gas price was US$6.88 per thousand cubic feet, increasing by 6.3% YoY, primarily driven by the increased production proportion from gas fields of higher realized gas price.

For the first quarter of 2019, the Company's capital expenditure reached approximately RMB 14.08 billion, up 45.8% YoY as a result of increased workload.

Mr. Yuan Guangyu, CEO of the Company, said, “In the first quarter of the year, the Company’s overall production and operations remained stable, capital expenditure increased substantially. Looking ahead, we will steadily increase oil and gas reserve and production, continuously adhere to the concept of green and low-carbon and promote the high-quality development of the Company, strive to achieve the overall target for the year.”

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

**** **** **** ****

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to their terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86 10 8452 3404

Fax: +86 10 8452 1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852 2894 6225

Fax: +852 2576 1990

E-mail: CNOOC@hkstrategies.com